UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012 (Report No. 2)
Commission File Number: 0-29871

RADVISION LTD.
 (Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

THE INFORMATION SET FORTH IN THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-127013, 333-141654, 333-155442, 333-155444, 333-164091 AND 333-179425), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This report on Form 6-K of RADVISION Ltd. consists of the following document, which is hereby attached hereto and incorporated by reference herein:

Exhibit 99.1	Press release: RADVISION Ltd. Announces Shareholder Approval of Acquisition of RADVISION by Avaya, dated April 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADVISION LTD.

Date: April 30, 2012	By:	/s/ Rael Kolevsohn
Name: Rael Kolevsohn
Title: Corporate Vice President and General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press release: RADVISION Ltd. Announces Shareholder Approval of Acquisition of RADVISION by Avaya, dated April 30, 2012.